  CRI, Inc.
  The CRI Building
  11200 Rockville Pike
  Rockville, Maryland 20852
  (301) 468-9200

November 10, 2005

Via U.S. Mail, Telecopier #(202) 772-9209 and EDGAR

Ms. Cicely Luckey, Accounting Branch Chief

Division of Corporation Finance

Mail Stop 4561

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Capital Realty Investors - IV Limited Partnership (the "Registrant")
Form 10-KSB for Fiscal Year Ended December 31, 2004
File No. 000-13523
Filed March 31, 2005
Form 10-QSB for Quarterly Period Ended March 31, 2005
File No. 000-13523
Filed May 12, 2005

Dear Ms. Luckey:

I am writing in response to your letter of November 1, 2005 concerning additional comments of the Commission in connection with the Registrant's letter of August 19, 2005 with respect to the Form 10-KSB for fiscal year ended December 31, 2004 and the Form 10-QSB for the quarterly period ended March 31, 2005 filed by the above-listed Registrant.

The Commission's comments are set forth in boldface type below for your convenience.

New Accounting Pronouncement

1.

We have reviewed your response to our prior comment 1. In future filings, please revise your disclosure to more fully describe how you arrived at the conclusion that your investments in local limited partnerships do not represent investments in VIEs. Specifically, revise your disclosure to state, if true, that the general partners of the partnerships received no fees from the partnerships that would reduce the equity investment at risk for purposes of applying the criteria in paragraph 5 of FIN 46(r).

The Registrant proposes the following enhanced disclosure be added to future filings (which disclosure has already been included in the Third Quarter Form 10-QSB filed on November 10, 2005) to more fully describe how it arrived at the conclusion that its investments in local limited partnerships do not represent investments in variable interest entities:

Ms. Cicely Luckey

November 10, 2005

In December 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46 (revised December 2003) (FIN 46-R), Consolidation of Variable Interest Entities. FIN 46-R clarifies the application of Accounting Research Bulletin 51, Consolidated Financial Statements, for certain entities that do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties or in which equity investors do not have the characteristics of a controlling financial interest (“variable interest entities”). Variable interest entities within the scope of FIN 46-R will be required to be consolidated by their primary beneficiary. The primary beneficiary of a variable interest entity is determined to be the party that absorbs a majority of the entity’s expected losses, receives a majority of its expected returns, or both. The Local Partnerships in which the Partnership invested were formed by individuals or entities unrelated to the Partnership or its affiliates. The Partnership purchased limited partner interests in existing, operating partnerships with unaffiliated managing general partners. An affiliate of the Managing General Partner also purchased a general partner interest in the majority of the Local Partnerships. Neither the Partnership nor the affiliate of the Managing General Partner received development fees at or near the time of investment. The Managing General Partner has evaluated the Local Partnerships in which the Partnership is invested and has determined that the equity holders as a group held sufficient equity at risk in the operating Local Partnerships and the equity investors have the characteristics of controlling financial interest in accordance with the provisions of FIN 46-R. The Managing General Partner has therefore determined that the investments in Local Partnerships are not variable interest entities subject to consolidation by the Partnership under the provisions of FIN 46-R.

Exhibit 99 Reports of Other Auditors

2.

We have reviewed your response to our prior comment 2. We are still unclear how you and your auditors determined that it would be appropriate to include reports of other auditors which do not make reference to the PCAOB in accordance with PCAOB AS#1

We confirmed that none of the auditors of private local partnerships audited over 20% (in the aggregate) of the assets or revenues of the Registrant, or provided services that exceeded 20% of the total engagement hours or fees provided by the principal auditors of the Registrant. As none of the audit firms met the threshold tests,

Ms. Cicely Luckey

November 10, 2005

there is no requirement for any of the local partnership auditors to be registered with the PCAOB or to make reference to the PCAOB in their reports. As discussed in our telephone conference on November 8, 2005, we will ensure that any audit firms that meet the 20% threshold tests for the fiscal year ending December 31, 2005 are registered with the PCAOB and appropriately refer to the PCAOB standards in their opinions.

In responding to the Commission's comments, the Registrant acknowledges that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further question or comment, please feel free to communicate with me or, in my absence, with Melissa Lackey of this office, who is General Counsel for the Registrant's Managing General Partner.

Yours truly,

/s/ H. William Willoughby

H. William Willoughby
Principal Financial Officer

cc: Mr. Robert Telewicz